As filed with the Securities and Exchange Commission on December 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EnTrustPermal Hedge Strategies Fund I

(Name of Subject Company (issuer))

EnTrustPermal Hedge Strategies Fund I

(Name of Filing Person (offeror))

Institutional Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182201 (Institutional Shares)

(CUSIP Number of Class of Securities)

Service Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182102 (Service Shares)

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

ENTRUSTPERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of EnTrustPermal Hedge Strategies Fund I (the “Fund”) relating to the offers to purchase (the “Offers”) up to (i) $4,478,518 of the Fund’s Institutional Shares, par value $0.00001 per share (the “Institutional Shares”) and (ii) $333,736 of the Fund’s Service Shares, par value $0.00001 per share (the “Service Shares”) pursuant to tenders by shareholders of the Fund at their respective estimated net asset value as of September 30, 2016 and originally filed with the Securities and Exchange Commission on June 28, 2016, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offers terminated at 11:59 P.M., New York City Time, on July 27, 2016. Pursuant to the Offers, $2,756,978 of Institutional Shares and $0 of Service Shares were tendered and accepted by the Fund at a net asset value per Institutional Share of $4.27 and a net asset value per Service Share of $4.21, as determined as of September 30, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTRUSTPERMAL HEDGE STRATEGIES FUND I

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: December 29, 2016

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